Filed by National Energy Services Reunited Corp.

Pursuant to Rule 425

under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: National Energy Services Reunited Corp.

Commission File No. 001-38091

Date: July 1, 2025

National Energy Services Reunited Corp. Announces Expiration and Results of Exchange Offer and Consent Solicitation Relating to its Warrants

HOUSTON, Texas – July 1, 2025 – National Energy Services Reunited Corp. (“NESR” or the “Company”) (Nasdaq: NESR) (Nasdaq: NESRW), an international, industry-leading provider of integrated energy services in the Middle East and North Africa (“MENA”) region, announced today the expiration and results of its previously announced exchange offer (the “Offer”) and consent solicitation (the “Consent Solicitation”) relating to its outstanding warrants (the “Warrants”) to purchase ordinary shares of the Company, no par value (the “Ordinary Shares”). The Offer and Consent Solicitation expired at 11:59 P.M., Eastern Time, on June 30, 2025.

NESR has been advised that 34,135,493 Warrants, or approximately 96.05% of the outstanding Warrants, were validly tendered and not validly withdrawn prior to the expiration of the Offer and Consent Solicitation. NESR expects to accept all validly tendered warrants for exchange and settlement on or before July 3, 2025.

In addition, pursuant to the Consent Solicitation, the Company received the approval of approximately 96.05% of the outstanding Warrants to the amendment to the warrant agreement governing the Warrants (the “Warrant Amendment”), which exceeds 50% of the outstanding Warrants required to effect the Warrant Amendment. The Warrant Amendment would permit the Company to require that each Warrant that is outstanding upon settlement of the Offer be converted into 0.09 Ordinary Shares, which is a ratio 10% less than the exchange ratio applicable to the Offer.

NESR expects to execute the Warrant Amendment concurrently with the settlement of the Offer, and thereafter, expects to exercise its right in accordance with the terms of the Warrant Amendment, to exchange all remaining untendered Warrants for shares of the Company’s Ordinary Shares, following which, no Warrants will remain outstanding.

The Company also announced that its Registration Statement on Form F-4 filed with the Securities and Exchange Commission (the “SEC”) registering the Company’s Ordinary Shares issuable in the Offer was declared effective by the SEC on June 24, 2025.

BTIG, LLC was the dealer manager for the Offer and Consent Solicitation.

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Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this press release that are not historical fact may be forward-looking within the meaning of Section 27A of the Securities Act of 1933 (as amended, the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may relate to, among other things, the Company’s expectations regarding the exchange offer and consent solicitation. Such forward-looking statements do not constitute guarantees of future performance and are subject to a variety of risks and uncertainties, including that NESR will be able to complete the exchange offer and consent solicitation. Additional factors that could cause actual results to differ materially from those projected or suggested in any forward-looking statements are contained in our filings with the SEC, including those factors discussed under the caption “Risk Factors” in such filings.

You are cautioned not to place undue reliance on forward-looking statements because of the risks and uncertainties related to them and to the risk factors. The Company disclaims any obligation to update any forward-looking statements to reflect any new information or future events or circumstances or otherwise, except as required by law. You should read this communication in conjunction with other documents which the Company may file or furnish from time to time with the SEC.

About National Energy Services Reunited Corp.

Founded in 2017, NESR is one of the largest national oilfield services providers in the MENA and Asia Pacific regions. With over 6,000 employees, representing more than 60 nationalities in 16 countries, the Company helps its customers unlock the full potential of their reservoirs by providing Production Services such as Hydraulic Fracturing, Cementing, Coiled Tubing, Filtration, Completions, Stimulation, Pumping and Nitrogen Services. The Company also helps its customers to access their reservoirs in a smarter and faster manner by providing Drilling and Evaluation Services such as Drilling Downhole Tools, Directional Drilling, Fishing Tools, Testing Services, Wireline, Slickline, Drilling Fluids and Rig Services.

Disclaimer

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy, any securities, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

For inquiries regarding NESR, please contact:

Blake Gendron

National Energy Services Reunited Corp.

832-925-3777

investors@nesr.com